SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                                 CONDUCTUS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    206784100
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                                 (CUSIP Number)

                                                     with a  copy to:
         Jonathan Gallen                             Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 891-2132                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 18, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  206784100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC/PF
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                          7) Sole Voting Power:         1,032,600*
     Shares Beneficially                8) Shared Voting Power:
     Owned by
     Each Reporting                     9) Sole Dispositive Power:    1,032,600*
     Person With:                      10) Shared Dispositive Power:
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    1,032,600*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):                       Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):    8.5%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA/IN
________________________________________________________________________________
* Pequod Investments, L.P. ("Pequod"), a New York limited partnership, is the holder of 45,000 shares of Conductus, Inc.'s (the "Company") Series C preferred stock (the "Preferred Stock"). Pequod International, Ltd. ("International"), a corporation organized under the laws of the Bahamas, is the holder of 32,300 shares of Preferred Stock. Jonathan Gallen's Individual Retirement Account is the holder of 3,750 shares of Preferred Stock. Amy Gallen, Jonathan Gallen's wife, is the holder of 5,000 shares of Preferred Stock. The Preferred Stock is convertible at the option of the holder any time after June 17, 2000 into ten
(10) shares of the Company's common stock, par value $.0001 per share (the "Common Stock"). In addition, Pequod, International, Jonathan Gallen's Individual Retirement Account and Amy Gallen are the holders of warrants issued by the Company (the "Warrants"), which are exercisable at any time after June
17,  2000,  for  90,000,  64,600,  7,500 and  10,000  shares  of  Common  Stock, respectively. Jonathan Gallen possesses sole power to vote and direct the disposition of all shares of Preferred Stock and Warrants held by Pequod, International, his Individual Retirement Account and Amy Gallen. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Gallen is deemed to beneficially own 1,032,600 shares of Common Stock.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Conductus, Inc. (the "Company"), whose principal executive offices are located at 969 W. Maude Avenue, Sunnyvale, California 94086.

Item 2.   Identity and Background.

          The person filing this statement is Jonathan Gallen, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Gallen serves, indirectly through one or more entities, as the investment advisor and exercises investment authority for Pequod Investments, L.P., a New York limited partnership ("Pequod"), and for Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International"). Pequod and International are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Gallen has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase the Preferred Stock and Warrants on behalf of Pequod, International, Jonathan Gallen's Individual Retirement Account and Amy Gallen have come directly from the assets of Pequod, International, Jonathan Gallen and Amy Gallen, respectively. The amount of funds used to purchase the securities described herein by Pequod, International, Jonathan Gallen's Individual Retirement Account and Amy Gallen, was $1,800,000, $1,292,000, $150,000 and $200,000, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the Preferred Stock and Warrants by Pequod, International, Jonathan Gallen's Individual Retirement Account and Amy Gallen and is for investment purposes. Mr. Gallen has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information provided by the management of the Company, there were 11,119,359 shares of Common Stock outstanding as of March 3, 2000. As of April 18, 2000, Pequod, International, Jonathan Gallen's Individual Retirement Account and Amy Gallen were the holders of 45,000, 32,300, 3,750 and 5,000 shares of Preferred Stock, respectively. The Preferred Stock is convertible at the option of the holder any time after June 17, 2000 into ten
(10) shares of the Company's Common Stock. In addition, Pequod, International, Jonathan Gallen's Individual Retirement Account and Amy Gallen are the holders of warrants issued by the Company (the "Warrants"), which are exercisable at any time after June 17, 2000, for 90,000, 64,600, 7,500 and 10,000 shares of Common Stock, respectively. Mr. Gallen possesses sole power to vote and direct the disposition of all Preferred Stock and Warrants held by Pequod, International, his Individual Retirement Account and Amy Gallen. Accordingly, as of April 18, 2000, for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Gallen is deemed to beneficially own 1,032,600 shares of Common Stock, or 8.5% of the shares of Common Stock issued and outstanding as of that date. Each of Jonathan Gallen and Amy Gallen have not transacted in any securities of the Company on their own behalf during the past sixty (60) days. The following table sets forth the transactions by each of Pequod and International in shares of Common Stock during the past sixty (60) days, each of which were effected in an ordinary broker's transaction.

                           I. Pequod Investments, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

           Date                     Quantity                    Price

    February 25, 2000                10,000                     $68.99
    February 25, 2000                22,000                     $66.18
    February 28, 2000                30,000                     $76.62

                         II. Pequod International, Ltd.

                                   (Purchases)

            Date                     Quantity                   Price

    March 1, 2000                    3,500                     $53.83
    March 3, 2000                    1,000                     $55.40

                                    (Sales)

            Date                    Quantity                    Price

    February 23, 2000               10,000                     $38.78
    February 25, 2000               16,000                     $66.18
    February 28, 2000               20,000                     $76.62
    March 1, 2000                    3,500                     $58.99
    March 3, 2000                    1,000                     $54.35

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Gallen and any person or entity.


Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 18, 2000


                                            /s/ Jonathan Gallen
                                            ____________________________________
                                            Jonathan Gallen, individually and in
                                            his  capacity  as  the   investment
                                            advisor for Pequod Investments, L.P.
                                            and for Pequod International, Ltd.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).